SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PARSLEY ENERGY INC.
(Name of Issuer)

Class A Common Stock, par value $0.01
(Title of Class of Securities)

701877102
(CUSIP Number)

James V. Baird
Q-Jagged Peak Energy Investment Partners, LLC
800 Capitol Street, Suite 3600
Houston, Texas 77002
Telephone: (713) 452-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 20, 2020 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ◻

______________________________
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 701877102	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
Q-Jagged Peak Energy Investment Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
65,436,613 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
65,436,613 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
65,436,613 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

1.
This amount includes 20,374 shares of Common Stock underlying unvested RSUs (as defined herein), and 3,589 shares of Common Stock issued upon vesting of RSUs, held directly by Mr. VanLoh, Jr. for the benefit of Q-Jagged Peak.

SCHEDULE 13D
CUSIP No. 701877102	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
QEM V, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
65,436,613 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
65,436,613 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
65,436,613 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, OO (Limited Liability Company)

1.
This amount includes 20,374 shares of Common Stock underlying unvested RSUs, and 3,589 shares of Common Stock issued upon vesting of RSUs, held directly by Mr. VanLoh, Jr. for the benefit of Q-Jagged Peak.

SCHEDULE 13D
CUSIP No. 701877102	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS
S. Wil VanLoh, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
65,436,613 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
65,436,613 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
65,436,613 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

1.
This amount includes 20,374 shares of Common Stock underlying unvested RSUs, and 3,589 shares of Common Stock issued upon vesting of RSUs, held directly by Mr. VanLoh, Jr. for the benefit of Q-Jagged Peak.

SCHEDULE 13D
CUSIP No. 701877102	Page 5 of 8 Pages

Item 1.	SECURITY AND ISSUER

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Schedule 13D (this “Schedule 13D”) is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the Class A common stock, par value $0.01 per share (“Common Stock”), of Parsley Energy, Inc., a Delaware corporation (the “Issuer” or the “Company”). The principal executive offices of the Company are located at 303 Colorado Street, Suite 3000, Austin, Texas 78701. This Amendment No. 1 amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on January 15, 2020 (together with this Amendment No. 1, the “Schedule 13D”).

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On October 20, 2020, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Pioneer Natural Resources Company (“Parent”), Pearl First Merger Sub Inc., a wholly-owned subsidiary of Parent (“Merger Sub Inc.”), Pearl Second Merger Sub LLC, a wholly-owned subsidiary of Parent (“Merger Sub LLC”), Pearl Opco Merger Sub LLC, a wholly-owned subsidiary of Parent (“Opco Merger Sub LLC”), and Parsley Energy, LLC (“Opco LLC”). Upon the terms and subject to the conditions set forth in the Merger Agreement, (i) the merger of Merger Sub Inc. with and into the Company, with the Company continuing as the surviving entity (the “Surviving Corporation”) (such merger, the “First Company Merger”), (ii) simultaneously with the First Company Merger, the merger of Opco Merger Sub LLC with and into Opco LLC, with Opco LLC continuing as the surviving entity (such merger, the “Opco Merger”), and (iii) immediately following the First Company Merger and the Opco Merger, the merger of the Surviving Corporation with and into Merger Sub LLC, with Merger Sub LLC continuing as the surviving entity (such merger, together with the First Company Merger and the Opco Merger, the “Mergers”). Under the terms of the Merger Agreement, Parent will acquire all of the outstanding shares of Common Stock in an all-stock transaction valued at approximately $4.5 billion as of October 19, 2020, and Company shareholders will receive a fixed exchange ratio of 0.1252 shares of Parent common stock for each share of Common Stock owned.

Concurrently with the execution and delivery of the Merger Agreement, on October 20, 2020, Q-Jagged Peak entered into a Voting and Support Agreement (the “Voting Agreement”) with Parent, pursuant to which Q-Jagged Peak generally agreed, among other things and subject to certain restrictions, (i) not to transfer any of the 65,412,650 shares of Common Stock of which Q-Jagged Peak is a record owner, and of which the Reporting Persons are the beneficial owner within the meaning of Rule 13d-3 under the Act, (the “Covered Securities”); (ii) not to deposit any such Covered Securities into a voting trust or enter into a voting agreement or arrangement with respect to such Covered Securities or grant any proxy (except as otherwise provided in the Voting Agreement) or power of attorney with respect thereto; (iii) that any additional shares of Common Stock or other equity of the Company or Opco LLC that Q-Jagged Peak purchases or otherwise acquires or with respect to which Q-Jagged Peak otherwise acquires voting power after the execution of

SCHEDULE 13D
CUSIP No. 701877102	Page 6 of 8 Pages

the Voting Agreement and prior to the earlier of the termination of the Voting Agreement and the effective time of the Merger shall be subject to the terms and conditions of the Voting Agreement to the same extent as if they constituted the Covered Securities; (iv) that, prior to the earlier of the termination of the Voting Agreement and the effective time of the merger, Q-Jagged Peak irrevocably and unconditionally agreed to cause all Covered Securities to be voted in favor of adoption of the Merger Agreement and against any other transaction, proposal, agreement or action made in opposition to adoption of the Merger Agreement or in competition or inconsistent with the Mergers or matters contemplated by the Merger Agreement, among other things. Under the terms of the Merger Agreement, Q-Jagged Peak irrevocably appointed as its proxy and attorney-in-fact, Parent, the executive officers of Parent and any person designated in writing by Parent to consent to or vote the Covered Securities as set forth in the Voting Agreement.

The forgoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, a copy of which is filed as Exhibit C to this Schedule 13D and is incorporated by reference herein.

The Mergers contemplated by the Voting Agreement, if consummated, will result in certain or all of the matters referred to in paragraphs (a) through (j), inclusive of the instruction to Item 4 of Schedule 13D. The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the market and other conditions and subject to the terms of the Voting Agreement: (i) purchase additional shares of Common Stock, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the shares of Common Stock, options or related derivatives now beneficially owned or hereafter acquired by them; and (iii) engage in other proposals as the Reporting Persons may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may also engage in communications with, among others, other members of the Board, the Issuer’s management, other shareholders and other potential investors, potential strategic partners, financial advisors and other industry participants, regarding such matters.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time and subject to the terms of the Voting Agreement, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a)  As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of 65,436,613 shares of Common Stock, which represents approximately 17.3% of the Common Stock outstanding. This amount includes: (i) 65,412,650 shares of Common Stock held directly by Q-Jagged Peak; (ii) 20,374 shares of Common Stock underlying unvested restricted stock units (“RSUs”); and (iii) 3,589 shares of Common Stock issued upon vesting

SCHEDULE 13D
CUSIP No. 701877102	Page 7 of 8 Pages

of RSUs. The RSUs are held directly by Mr. VanLoh, Jr. for the benefit of Q-Jagged Peak. There were 377,686,057 shares of Common Stock outstanding as of August 4, 2020, as disclosed in the Issuer’s Form 10-Q filed with the SEC on August 6, 2020.

(b) Subject to the terms of the Voting Agreement and the vesting terms of the RSUs, each of the Reporting Persons has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 65,436,613 shares of Common Stock reported herein.

(c) The response to Item 3 of this Schedule 13D is incorporated by reference herein. Except as disclosed herein, none of the Reporting Persons have effected any transactions in Common Stock during the past 60 days.

(d) This Item 5(d) is not applicable.

(e) This Item 5(e) is not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit C: Voting and Support Agreement, dated as of October 20, 2020, by and among Pioneer Natural Resources Company and Q-Jagged Peak Energy Investment Partners, LLC. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Pioneer Natural Resources Company with the SEC on October 21, 2020)

SCHEDULE 13D
CUSIP No. 701877102	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 22, 2020

Q-JAGGED PEAK ENERGY INVESTMENT PARTNERS, LLC

By:	/s/ James V. Baird
Name:	James V. Baird
Title:	Authorized Person

QEM V, LLC

By:	/s/ James V. Baird
Name:	James V. Baird
Title:	Authorized Person

S. WIL VANLOH, JR.

By:	/s/ S. Wil VanLoh, Jr.
S. Wil VanLoh, Jr.